Filed by Independent Bank Corp.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: New England Bancorp, Inc.
Commission File No. 021-193053

[E-mail from New England Bancorp, Inc. CEO Tim Telman to employees]

Dear Colleagues,
I have very important news to share. Our Board of Directors has decided that Bank of Cape Cod will merge with Rockland Trust.
Joining forces with Rockland Trust provides us with the scale and resources to compete more effectively with the largest banks in our community while allowing us to continue to do what we do best, customer and community-focused local banking. It will offer our customers a host of products, capabilities and resources we don’t have today.
You may not be as familiar with Rockland Trust as I am, but I assure you that they care as deeply about their employees and their customer relationships as we do, and they know how critical you are to cultivating, managing and preserving those relationships. You are vital to the success of this combination.
The announcement of this merger was sent over the news wire this afternoon, and is attached to this e-mail. I expect the banks to combine sometime in the fourth quarter of 2016, pending shareholder and regulatory approval.
I know you have many questions about how this combination will affect you and our customers. We are hosting a meeting tomorrow at 7:30 a.m. in the lobby of our branch headquarters at 1582 Iyannough Road in Hyannis with Rockland Trust’s Chris Oddleifson - CEO, Jane Lundquist - Executive Vice President, Director of Retail Banking, Business Banking and Home Equity Lending, and Maria Harris - VP Human Resources. This meeting will provide more information to you about the details of the merger and give you an opportunity to ask any questions you may have. It will be the first of many such meetings as we navigate this process together.
Thank you for your continued commitment and dedication as our banking family evolves.
Additional Information and Where to Find It
In connection with the proposed merger, Independent Bank Corp. intends to file with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 containing a proxy statement of New England Bancorp, Inc. and a prospectus of Independent Bank Corp. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available), including the proxy statement/prospectus and other documents filed by Independent Bank Corp. with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded, free of charge, at Independent Bank Corp.’s web site at www.RocklandTrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Investor Relations, Independent Bank Corp., 288 Union Street, Rockland, Massachusetts 02370, telephone (781) 982-6858.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of New England Bancorp, Inc. However, Independent Bank Corp., New England Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from shareholders of New England Bancorp, Inc. in respect of the proposed transaction. Information regarding the directors and executive officers of Independent Bank Corp. may be found in its definitive proxy statement relating to its 2015 Annual Meeting of Shareholders, which was filed with the Commission on March 30, 2015 and its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Commission on February 25, 2016, each of which can be obtained free of charge from Independent Bank Corp.’s website. Information regarding the directors and executive officers of New England Bancorp, Inc., the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.